

Mail Stop 3561

December 2, 2010

Mr. Michael Cartmel, President
Avani International Group Inc.
108-2419 Bellevue Ave.
West Vancouver, British Columbia V7V 4T4
Canada

>       **Re:    Avani International Group Inc.**
>       **Item 4.02 Form 8-K**
>       **Filed December 1, 2010**
>       **File No. 1-14415**

Dear Mr. Cartmel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Form 8-K filed December 1, 2010

1.  Please amend your Form 8-K to provide a brief description of the information provided by Saturna Group underlying your pending restatements. Explain the nature and extent of the corrections on your respective financial statements.

2.  Explain to us why your Form 10-Q for the quarter ended September 30, 2010 does not require amendment.

Mr. Michael Cartmel
Avani International Group Inc.
December 2, 2010
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dave Walz at (202) 551-3358.

Sincerely,


Dave Walz
Staff Accountant